9197 SOUTH PEORIA STREET ENGLEWOOD, COLORADO 80112 DIRECT DIAL: 303-397-8345 Facsimile: 303-397-8688

January 4, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:	TeleTech Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-11919

Dear Mr. Spirgel:

I am responding to your letter dated December 20, 2012 regarding the TeleTech Holdings, Inc. (the “Company”) 2011 Form 10-K filing (the “Comment Letter”). To facilitate your review, your comment in the Comment Letter is set forth below in bold type and my corresponding response appears below in ordinary type.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1.              On page 12 you disclose that a majority of your contracts include performance clauses that condition some of your fees on the achievement of agreed upon performance standards or milestones. You further state that these performance standards can be complex and often depend in some measure on your client’s actual levels of business activity or other factors outside your control.  Please tell us in detail how you recognize the performance-based arrangements, including notification from your client that the standards have or have not been met.

Response:

The Company’s inbound and outbound service fees are based on a per minute, per hour, per transaction or per call basis. Many of these arrangements contain monthly performance criteria that may increase or decrease the amount of fees charged depending on whether the Company exceeds or fails to satisfy these performance criteria. These performance metrics are quantitative and objective; thus the Company is able to independently calculate whether the performance metric has or has not been met in the month services have been delivered to our customer.

The most common types of performance metrics are Average Handle Time (“AHT”), abandonment rate of calls received, and time to answer calls received. These metrics are based on data derived directly from the Company’s telephony switch, which captures the volume of calls received, the length of each call and the various stages of each call. For example, the Company is able to obtain data that specifies the length of time a caller was on hold before an agent answered the call (time to answer calls received), the total length of time the caller was on the phone (AHT) and what percentage of callers hung up before ever speaking with a live agent (abandonment rate of calls received).

Revenue recognition for these types of arrangements is based on the actual performance of each metric calculated on a monthly basis. The Company obtains the data from the telephony switch for all call-based metrics, calculates the actual performance of the metric, and recognizes an increase or decrease to revenue based on the actual performance of each metric relative to the criteria established in the contract.  Additionally, our contracts with our customers do not require notification from our client specifying whether the performance metrics have or have not been met.

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Regina M. Paolillo
Regina M. Paolillo
Chief Financial Officer

cc:	Kenneth D. Tuchman